Exhibit 99.1

Zepp Health Corporation Reports Second Quarter 2024 Unaudited Financial Results

MILPITAS, Calif., August 21, 2024 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of US$40.6 million; a basic and diluted net loss per share of US$0.04; and a basic and diluted net loss per ADS of US$0.17 for the second quarter ended June 30, 2024; adjusted basic and diluted net loss per share of US$0.04; and adjusted basic and diluted net loss per ADS of US$0.15. Each ADS represents four Class A ordinary shares.

Starting from the second quarter of 2024, the Company changed its reporting currency from Renminbi (“RMB”) to U.S.dollar (“US$”), to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Company’s reported operating results. Since self-branded products sales of the Company is more heavily exposed to U.S. dollar or quasi-U.S. dollar denominated markets, changing the reporting currency to US$ will more accurately reflect the Company’s performance and underlying nature of its operations. Prior period numbers have been recast into the new reporting currency accordingly.

Mr. Wang ‘Wayne’ Huang, Chairman and CEO of Zepp, commented, “Our second quarter performance aligned with our guidance, highlighted by a sequential increase in self-branded product sales and the achievement of a historically high gross margin. Despite a year-over-year decline in revenue, we are confident that the most challenging phase of our transformation has now been successfully navigated."

Wang added, “We recently launched Zepp OS 4, a major leap in wearable tech by integrating OpenAI's GPT-4, making Amazfit smartwatches more effective wellness companions. As we gear up for IFA in Berlin, we're excited to unveil the T-Rex 3 outdoor smartwatch with our custom-designed chips and new Open Wearable Stereo (OWS) earbuds. This integration of smartwatches, rings, and OWS headphones has created a seamless user experience loop, giving us a competitive edge and positioning us for growth. Additionally, our R&D team has made significant AI breakthroughs, and we plan to release new AI hardware within six months, marking a new chapter in wearable technology. These efforts are part of our broader strategy to increase global visibility of our brand and products. By aligning with prominent athletes and sports events, we continue to build a strong, recognizable brand identity and create meaningful connections with consumers worldwide. Through these brand and market investments, we have solidified our presence in major populous countries such as China, India, and Brazil. Additionally, we achieved a breakthrough in Germany, deepened our partnership with Decathlon in France, and steadily improved our global gross margin. We believe our growth momentum will continue into the second half of the year.”

Mr. Leon Deng, Zepp's Chief Financial Officer, added, “In the second quarter, our self-branded product sales increased by 6% sequentially, while gross margin reached 40%, continuing the quarter-over-quarter expansion that began in the third quarter of 2023. This marks the highest gross margin in the Company’s history. This improvement was largely driven by the higher gross margin of self-branded products, thanks to a greater proportion of new products and a more selective approach to inventory clearance. We expect this positive gross margin trend to persist into the second half of the year. It is important to reiterate our strategy of prioritizing profitability and leveraging self-branded revenue to sustain the overall performance of the Company. Our net loss for the first half of 2024 narrowed year-over-year despite a decrease in sales. With the new product launches planned for the second half of 2024, we are confident in a recovery of profitability growth momentum. In addition, our cash balance remained steady at approximately USD129 million, with inventory levels reaching their lowest point since the first quarter of 2023. We will continue executing our share repurchase program to demonstrate our confidence in Zepp’s corporate strategy."

Second Quarter of 2024 Financial Summary

	For the Three Months Ended		For the Six Months Ended
Number in millions, except for percentages and per- share/ADS amounts	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue US$	40.6	92.4	80.6	186.7
Gross margin	40.3%	22.0%	38.5%	18.9%
Net loss US$	(10.8)	(10.1)	(25.6)	(30.1)
Adjusted EBIT US$[3]	(9.5)	(9.2)	(21.5)	(28.0)
Net loss attributable to Zepp Health Corporation US$	(10.8)	(10.0)	(25.6)	(30.0)
Adjusted net loss attributable to Zepp Health Corporation US$[1]	(9.9)	(8.5)	(22.4)	(24.9)
Basic/diluted net loss per ADS US$	(0.17)	(0.16)	(0.39)	(0.49)
Adjusted basic/diluted net loss per ADS US$[2]	(0.15)	(0.14)	(0.34)	(0.41)
Units shipped in millions	1.3	3.8	2.5	7.3

1 Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. The tax effect from the adjustment of the Share-based compensation expenses is nil. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

2 Adjusted diluted net income/(loss) is the abbreviation of adjusted net income/(loss) attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

3 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) income tax (benefit)/ expense, (iii) interest income, (iv) interest expense.

Second Quarter 2024 Financial Results

Revenues

Revenues for the second quarter of 2024 reached US$40.6 million, a decrease by 56.0% from the second quarter of 2023. The decrease was primarily due to the decrease in the sales of Xiaomi wearable products, as well as the decrease in sales of self-branded products, as the launch of new self-branded products is more heavily weighted towards the second half of 2024. However, compared with the first quarter of 2024, revenue increased by 1.7%, primarily driven by the increase of self-branded products sales, which more than offset the decline in the sales of Xiaomi wearable products.

Total units shipped in the second quarter of 2024 decreased by 65.8% year-over-year to 1.3 million, compared with 3.8 million in the second quarter of 2023.

Gross Margin

Gross margin in the second quarter of 2024 was 40.3%, compared to 22.0% in the same period of 2023. We reached another record-high quarterly gross margin since the third quarter of 2023, supported by the strong performance of our self-branded products and a more favourable product mix, with a higher proportion of new products and a reduction in clearance sales, which typically have lower margins.

Research and Development Expenses

Research and development expenses in the second quarter of 2024 were US$10.8 million, a decrease by 15.3% year-over-year. This accounted for 26.6% of revenues, compared to 13.8% for the same period in 2023. The decrease in research and development expenses was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies, including AI, to maintain our competitive edge against our peers.

Selling and Marketing Expenses

Selling and marketing expenses in the second quarter of 2024 were US$10.6 million, a slight increase by 3.3% year-over-year. This accounted for 26.0% of revenues, compared to 11.0% for the same period in 2023.

The increase was primarily as a result of the investment in marketing campaigns during the summer sports season to boost our brand awareness. At the same time, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustained growth.

General and Administrative Expenses

General and administrative expenses were US$4.9 million in the second quarter of 2024, a decrease by 37.2% year-over-year. This accounted for 11.9% of revenues, compared with 8.3% in the same period in 2023. The decrease in absolute value was largely attributable to our personnel optimization initiative and strict administrative expense control.

Operating Expenses

Total operating expenses for the second quarter of 2024 were US$26.2 million, a decrease by 14.6% year-over-year. Adjusted operating expenses, which exclude share-based compensation, were US$25.3 million. We will maintain our cost-conscious approach in the upcoming quarters. We expect our operating expenses to either remain at current levels or decrease further. Concurrently, we remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

Operating loss for the second quarter of 2024 was US$9.9 million, compared to US$10.4 million for the second quarter of 2023. Adjusted operating loss for the second quarter of 2024 was US$9.0 million, compared to US$8.8 million for the second quarter of 2023. Operating loss was narrowed largely due to the improved gross margin of our self-branded products and reduced operating expenses.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the second quarter of 2024 was US$10.8 million, compared to US$10.0 million in the second quarter of 2023. Adjusted net loss attributable to Zepp Health Corporation, which excludes share-based compensation expenses attributable to Zepp Health Corporation, was US$9.9 million, compared to US$8.5 million in the second quarter of 2023. Net loss and adjusted net loss attributable to Zepp Health Corporation for the first half of 2024 was US$25.6 million and US$22.4 million, both of which represent an improvement as compared to US$30.0 million and US$24.9 million in the first half of 2023, respectively.

Liquidity and Capital Resources

As of June 30, 2024, the Company had cash and cash equivalents and restricted cash of US$128.7 million, which was in similar level compared with the first quarter of 2024, despite a loss position. This cash position provides run way for the company to invest and seize potential market opportunities.

The Company continued to manage its working capital and inventory efficiently and recorded inventory levels of US$71.9 million as of June 30, 2024. This reached another lowest level since June 30, 2019, marking a decrease by 1.3% and 29.8% compared with March 31, 2024 and June 30, 2023, respectively. We will continue to manage working capital tightly. Also, we anticipate further reductions in our debt level in the upcoming quarters.

Shares Outstanding

As of June 30, 2024, the Company had a total of 236.5 million common shares outstanding, representing the equivalent of 59.1 million ADSs assuming the conversion of all common shares into ADSs.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or ordinary shares through November 2024 with an aggregate value equal to the remaining balance under the share repurchase program. As of June 30, 2024, the Company had used US$14.1 million to repurchase 6,223,578 ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the third quarter of 2024, the Company’s management currently expects net revenues to be between US$45 million and US$60 million, it represents 18% to 59% growth for revenue of self-branded products compared with second quarter of 2024.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 9:30 p.m. Eastern Time on Wednesday, August 21, 2024 (9:30 a.m. Beijing Time on August 22, 2024) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until August 28, 2024 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	2544714

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted EBIT represents net income/(loss) excluding share-based compensation expenses, income tax (benefit)/expense, interest income and interest expense. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	133,669	118,601
Restricted cash	6,800	10,070
Accounts receivable, net	60,727	42,183
Amounts due from related parties	8,605	5,531
Inventories, net	84,887	71,908
Short-term investments	5,153	4,770
Prepaid expenses and other current assets	16,891	16,722
Total current assets	316,732	269,785

Property, plant and equipment, net	8,929	7,881
Intangible asset, net	9,868	8,561
Goodwill	9,581	9,581
Long-term investments	238,540	234,543
Deferred tax assets	32,401	31,480
Amount due from related parties, non-current	2,951	3,255
Other non-current assets	9,698	7,647
Operating lease right-of-use assets	6,819	4,446
Total assets	635,519	577,179

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Liabilities
Current liabilities:
Accounts payable	37,286	26,344
Advance from customers	233	227
Amount due to related parties	3,475	2,709
Accrued expenses and other current liabilities	44,450	34,856
Income tax payables	986	1,008
Notes payable	66,991	64,124
Short-term bank borrowings	1,690	65,362
Total current liabilities	155,111	194,630
Deferred tax liabilities	4,169	4,013
Long-term borrowings	120,020	52,902
Other non-current liabilities	270	67
Non-current operating lease liabilities	3,197	2,659
Total liabilities	282,767	254,271

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	273,386	276,317
Treasury stock	(12,874)	(14,061)
Accumulated retained earnings	104,351	78,745
Accumulated other comprehensive loss	(14,008)	(19,500)
Total Zepp Health Corporation shareholders’ equity	350,881	321,527
Noncontrolling interest	1,871	1,381
Total equity	352,752	322,908
Total liabilities and equity	635,519	577,179

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2023	2024
	US$	US$
Revenues	92,449	40,642
Cost of revenues	(72,124)	(24,281)
Gross profit	20,325	16,361
Operating expenses:
Selling and marketing	(10,214)	(10,555)
General and administrative	(7,727)	(4,853)
Research and development	(12,771)	(10,818)
Total operating expenses	(30,712)	(26,226)
Operating loss	(10,387)	(9,865)

Other income and expenses:
Interest income	848	948
Interest expense	(1,756)	(1,373)
Other (expense)/income, net	(112)	127
Gain/(loss) from fair value change of long-term investments	541	(300)
Loss before income tax and loss from equity method investments	(10,866)	(10,463)
Income tax benefits/(expenses)	1,656	(47)
Loss before income from equity method investments	(9,210)	(10,510)
Net loss from equity method investments	(856)	(337)
Net loss	(10,066)	(10,847)
Less: Net loss attributable to noncontrolling interest	(26)	(10)
Net loss attributable to Zepp Health Corporation	(10,040)	(10,837)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.04)	(0.04)
Diluted loss per ordinary share	(0.04)	(0.04)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.16)	(0.17)
ADS – diluted	(0.16)	(0.17)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	243,550,673	260,399,926
Ordinary share – diluted	243,550,673	260,399,926

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2023	2024
	US$	US$
Total operating expenses	(30,712)	(26,226)
Share-based compensation expenses[1]	1,590	906
Total adjusted operating expenses	(29,122)	(25,320)

Operating loss	(10,387)	(9,865)
Share-based compensation expenses	1,590	906
Adjusted operating loss	(8,797)	(8,959)

Net loss	(10,066)	(10,847)
Share-based compensation expenses	1,590	906
Income tax (benefits)/expenses	(1,656)	47
Interest income	(848)	(948)
Interest expense	1,756	1,373
Adjusted EBIT	(9,224)	(9,469)

Net loss attributable to Zepp Health Corporation	(10,040)	(10,837)
Share-based compensation expenses	1,590	906
Adjusted net loss attributable to Zepp Health Corporation[1]	(8,450)	(9,931)
Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.03)	(0.04)
Adjusted diluted loss per ordinary share	(0.03)	(0.04)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.14)	(0.15)
ADS – diluted	(0.14)	(0.15)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	243,550,673	260,399,926
Ordinary share – diluted	243,550,673	260,399,926

Share-based compensation expenses included are follows:
Selling and marketing	138	87
General and administrative	752	412
Research and development	700	407
Total	1,590	906

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Revenues	186,742	80,599
Cost of revenues	(151,387)	(49,538)
Gross profit	35,355	31,061
Operating expenses:

Selling and marketing	(22,787)	(21,324)
General and administrative	(15,009)	(11,273)
Research and development	(30,014)	(24,239)
Total operating expenses	(67,810)	(56,836)
Operating loss	(32,455)	(25,775)

Other income and expenses:
Interest income	1,452	1,960
Interest expense	(3,702)	(2,816)
Other (expense)/income, net	(402)	195
Gain from fair value change of long-term investments	998	1,803
Investment income	34	-
Loss before income tax and loss from equity method investments	(34,075)	(24,633)
Income tax benefits/(expenses)	5,271	(119)
Loss before income from equity method investments	(28,804)	(24,752)
Net loss from equity method investments	(1,284)	(896)
Net loss	(30,088)	(25,648)
Less: Net loss attributable to noncontrolling interest	(54)	(42)
Net loss attributable to Zepp Health Corporation	(30,034)	(25,606)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.12)	(0.10)
Diluted loss per ordinary share	(0.12)	(0.10)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.49)	(0.39)
ADS – diluted	(0.49)	(0.39)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	243,947,113	259,962,803
Ordinary share – diluted	243,947,113	259,962,803

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Total operating expenses	(67,810)	(56,836)
Share-based compensation expenses[1]	5,107	3,189
Total adjusted operating expenses	(62,703)	(53,647)

Operating loss	(32,455)	(25,775)
Share-based compensation expenses	5,107	3,189
Adjusted operating loss	(27,348)	(22,586)

Net loss	(30,088)	(25,648)
Share-based compensation expenses	5,107	3,189
Income tax (benefits)/expenses	(5,271)	119
Interest income	(1,452)	(1,960)
Interest expense	3,702	2,816
Adjusted EBIT	(28,002)	(21,484)

Net loss attributable to Zepp Health Corporation	(30,034)	(25,606)
Share-based compensation expenses	5,107	3,189
Adjusted net loss attributable to Zepp Health Corporation[1]	(24,927)	(22,417)
Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.10)	(0.09)
Adjusted diluted loss per ordinary share	(0.10)	(0.09)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.41)	(0.34)
ADS – diluted	(0.41)	(0.34)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	243,947,113	259,962,803
Ordinary share – diluted	243,947,113	259,962,803

Share-based compensation expenses included are follows:
Selling and marketing	314	337
General and administrative	2,316	1,472
Research and development	2,477	1,380
Total	5,107	3,189